Exhibit 99.3

Dear valued ADR holder,

We herewith inform you that the 2026 Annual General Meeting (the “AGM”) of the Shareholders of WISeKey International Holding Ltd (the “Company”) will be held on June 29, 2026, and that all ADR holders as of the close of business on May 21, 2026 will be entitled to vote.

For environmental reasons, the Company has decided to reduce the amount of paper used for this mailing to the extent possible. As a result, you are only receiving this brief Notice accompanied by the voting instruction card.

The invitation which includes the agenda with the explanatory notes is available at the Company’s website at URL: https://www.wisekey.com/company/investors/

If you would like to obtain a printed copy of the invitation which includes the agenda with explanatory notes to the AGM, please write to:

BetaNXT, Inc.

Attn: WISEKey International Holding Ltd – 2026 AGM

P.O. Box 8016

Cary, NC 27512-9903

or please call the following number: 1-800-555-2470.